Exhibit 10.2

Luke Alvarez

803 Majestic Ocean Plaza

Ocean Village

Gibraltar

GX11 1AA

March 23, 2017

Dear Luke

Service Agreement between Inspired Gaming (Gibraltar) Limited (the “Company”) and Luke Alvarez dated 1st April 2015 (the “Service Agreement”)

We refer to the Service Agreement and hereby propose and agree that from January 1, 2017 (the “Deemed Effective Date”), the Service Agreement be amended such that:

1.	Clause 5 (Remuneration) be de deleted and replaced with a new clause 5 as follows:

5.1       The Company shall pay to the Executive during the continuance of his employment a salary (which shall accrue from day to day) at the rate of four hundred and seventy eight thousand seven hundred and thirty six pounds sterling (£478,736) per year. The salary shall be payable by 12 equal monthly instalments per annum in arrears and shall be subject to review by the Compensation Committee annually but without any commitment to increase. For the avoidance of doubt, the Executive’s salary (as may be increased from time to time) shall not be decreased during his employment.

5.2       The Executive will, during the continuance of his employment, be eligible to earn a target annual bonus of not less than 100% of Executive’s annual base salary (“Target Bonus”) and a maximum annual bonus of 200% of Executive’s annual base salary (“Maximum Bonus”). Annual performance goals, which shall be the same as the Executive Chairman, will be established by the Compensation Committee in consultation with the Executive, and such goals, once final, will be communicated to the Executive not later than 70 days after the start of the applicable fiscal year. Any annual bonus that becomes payable hereunder shall be paid to Executive within two and one-half (2.5) months after the end of the applicable fiscal year. For the purposes of the calculation of Target Bonus and Maximum Bonus a salary level of £525,000.00 shall be used. In addition “Compensation Committee” shall mean the committee of the Parent Board constituted in accordance with its Charter as adopted by the Parent Board from time to time. “Parent Board” shall mean the Board of Directors of the Parent. “Parent” shall mean Inspired Entertainment, Inc.

5.3       Effective as of December 29, 2016, the Executive has been granted 940,583 shares of restricted stock pursuant to the Group’s 2016 Equity Incentive Plan (the “Plan”). As of the date of this amendment letter the Executive understands and agrees that, subject to the ratification of the Compensation Committee, an administrative error on completion of the transaction between Hydra Industries Acquisitions Corp and the Inspired Gaming Group led to the Executive being granted too many shares and as such the Executive agrees, subject to the completion of separate paperwork to a reduction of the grant by 14,311 shares of restricted stock pursuant to the Plan.

5.4       In the event that the Executive ceases to be employed by the Company, any equity-based compensation held by the Executive shall be subject to the terms and conditions of the applicable plan and equity award agreement(s) as well as the terms of this Agreement, whichever is more favourable to the Executive.

2.	A new Clause shall be inserted into clause 17 (Termination of Employment) as follows:

17.3      If the Executive leaves or is required to leave his employment as a result of injury, disability, ill-health, retirement, redundancy or is otherwise dismissed (whether fairly or unfairly, constructively or otherwise) he shall be entitled to receive a pro-rated amount of the Target Bonus during the contractual notice period as if all of the performance conditions of the annual bonus had been satisfied.

The Executive will not be entitled to receive an annual bonus under the terms of the scheme if he is dismissed for gross misconduct or voluntarily resigns his employment at any time before the end of then current fiscal year.

3.	New Clauses shall be added into clause 24 (Miscellaneous) as follows:

24.3     SECTION 409A.

(a)       The intent of the parties hereto is that payments and benefits under this Agreement are either exempt from or comply with Code Section 409A and, accordingly, to the maximum extent permitted, this Agreement shall be interpreted to that end; provided, that no such interpretation shall be used to diminish the Executive’s rights and entitlements hereunder. For the purposes of this Agreement “Code” shall mean the U.S. Internal Revenue Code of 1986, as amended.

(b)       If any payment, compensation or other benefit provided to the Executive in connection with his employment termination is determined, in whole or in part, to constitute “nonqualified deferred compensation” within the meaning of Code Section 409A and the Executive is a “specified employee” as defined in Code Section 409A, no part of such payments shall be paid before the day that is six (6) months plus one (1) day after the Executive’s date of termination or, if earlier, the Executive’s death (the “New Payment Date”). The aggregate of any payments that otherwise would have been paid to the Executive during the period between the date of termination and the New Payment Date shall be paid to Executive in a lump sum on such New Payment Date. Thereafter, any payments that remain outstanding as of the day immediately following the New Payment Date shall be paid without delay over the time period originally scheduled, in accordance with the terms of this Agreement.

(c)       A termination of employment shall not be deemed to have occurred for purposes of any provision of this Agreement providing for the payment of any amounts or benefits subject to Code Section 409A upon or following a termination of employment until such termination is also a “separation from service” within the meaning of Code Section 409A and for purposes of any such provision of this Agreement, references to a “resignation,” “termination,” “terminate,” “termination of employment” or like terms shall mean separation from service.

(d)       All reimbursements for costs and expenses under this Agreement shall be paid in no event later than the end of the calendar year following the calendar year in which the Executive incurs such expense. With regard to any provision herein that provides for reimbursement of costs and expenses or in-kind benefits, except as permitted by Code Section 409A, (i) the right to reimbursement or in-kind benefits shall not be subject to liquidation or exchange for another benefit, and (ii) the amount of expenses eligible for reimbursements or in-kind benefits provided during any taxable year shall not affect the expenses eligible for reimbursement or in-kind benefits to be provided in any other taxable year.

(e)       Whenever a payment under this Agreement specifies a payment period with reference to a number of days (e.g., “payment shall be made within thirty (30) days following the date of termination”), the actual date of payment within the specified period shall be within the sole discretion of the Company.

(f)       If under this Agreement, an amount is paid in two or more instalments, for purposes of Code Section 409A, each instalment shall be treated as a separate payment.

24.4     Parachute Payments.

(a)        Notwithstanding anything to the contrary contained in this Agreement, to the extent that any amount, stock option, restricted stock, RSUs, other equity awards or benefits paid or distributed to the Executive pursuant to this Agreement or any other agreement or arrangement between the Company and the Executive (collectively, the "280G Payments") (a) constitute a "parachute payment" within the meaning of Section 280G of the Code and (b) but for this Section 21, would be subject to the excise tax imposed by Section 4999 of the Code, then the 280G Payments shall be payable either (i) in full or (ii) in such lesser amount which would result in no portion of such 280G Payments being subject to excise tax under Section 4999 of the Code; whichever of the foregoing amounts, taking into account the applicable federal, state and local income or excise taxes (including the excise tax imposed by Section 4999) results in the Executive’s receipt on an after-tax basis, of the greatest amount of benefits under this Agreement, notwithstanding that all or some portion of such benefits may be taxable under Section 4999 of the Code. Unless the Executive and the Company otherwise agree in writing, any determination required under this Section shall be made in writing by an independent public accountant selected by the Company (the "Accountants"), whose determination shall be conclusive and binding upon the Executive and the Company for all purposes. For purposes of making the calculations required by this Section, the Accountants may make reasonable assumptions and approximations concerning applicable taxes and may rely on reasonable, good faith interpretations concerning the application of Sections 280G and 4999 of the Code. The Company and the Executive shall furnish to the Accountants such information and documents as the Accountants may reasonably request in order to make a determination under this Section. The Company shall bear all costs the Accountants may reasonably incur in connection with any calculations contemplated by this Section, as well as any reasonable legal or accountant expenses, or any additional taxes, that the Executive may incur as a result of any calculation errors made by the Accountant and/or the Company in connection with the Code Section 4999 excise tax analysis contemplated by this Section.

(b)       Additional 280G Payments. If the Executive receives reduced 280G Payments by reason of this Section 20 and it is established pursuant to a final determination of the court or an Internal Revenue Service proceeding that the Executive could have received a greater amount without resulting in an excise tax, then the Company shall promptly thereafter pay the Executive the aggregate additional amount which could have been paid without resulting in an excise tax as soon as practicable.

(c)       Review of Accountant Determinations. The parties agree to cooperate generally and in good faith with respect to (i) the review and determinations to be undertaken by the Accountants as set forth in this Section 20 and (ii) any audit, claim or other proceeding brought by the Internal Revenue Service or similar state authority to review or contest or otherwise related to the determinations of the Accountants as provided for in this Section 20, including any claim or position taken by the Internal Revenue Service that, if successful, would require the payment by the Executive of any additional excise tax, over and above the amounts of excise tax established under the procedure set forth in this Section 20.

(d)       Order of 280G Payment Reduction. The reduction of 280G Payments, if applicable, shall be effected in the following order (unless the Executive, to the extent permitted by Section 409A of the Code, elect another method of reduction by written notice to the Company prior to the Section 280G event): (i) payments that are payable in cash that are valued at full value under Treasury Regulation Section 1.280G-1, Q&A 24(a) will be reduced (if necessary, to zero), with amounts that are payable last reduced first; (ii) payments and benefits due in respect of any equity valued at full value under Treasury Regulation Section 1.280G-1, Q&A 24(a), with the highest values reduced first (as such values are determined under Treasury Regulation Section 1.280G-1, Q&A 24), will next be reduced; (iii) payments that are payable in cash that are valued at less than full value under Treasury Regulation Section 1.280G-1, Q&A 24, with amounts that are payable last reduced first, will next be reduced; (iv) payments and benefits due in respect of any equity valued at less than full value under Treasury Regulation Section 1.280G-1, Q&A 24, with the highest values reduced first (as such values are determined under Treasury Regulation Section 1.280G-1, Q&A 24), will next be reduced; and (v) all other non-cash benefits not otherwise described in clauses (ii) or (iv) will be next reduced pro-rata. Any reductions made pursuant to each of clauses (i)-(v) above will be made in the following manner: first, a pro-rata reduction of cash payment and payments and benefits due in respect of any equity not subject to Section 409A, and second, a pro-rata reduction of cash payments and payments and benefits due in respect of any equity subject to Section 409A as deferred compensation.

All of your existing terms and conditions of employment shall continue save to the extent amended by this letter.

We should be grateful if you would indicate your acceptance of this letter as an amendment to the Service Agreement by signing this letter where indicated below.

Yours sincerely

/s/ Dave Wilson

Dave Wilson, Director

For and on behalf of

Inspired Gaming (Gibraltar) Limited

I have read and agree to the above terms and conditions of this letter and acknowledge that this letter amends the Service Agreement.

Signed and delivered as a deed on the date set out above by Luke Alvarez.

/s/ Luke Alvarez

Luke Alvarez

In the presence of:

Witness

Name

Address